

Mail Stop 3720

July 23, 2008

Robert P. van der Merwe
Chief Executive Officer
Checkpoint Systems, Inc.
101 Wolf Drive, PO Box 188
Thorofare, New Jersey, 08086

> **Re:** **Checkpoint Systems, Inc.**
> **Form 10-K for the period ended December 30, 2007**
> **Filed February 28, 2008**
> **File No. 001-11257**

Dear Mr. van der Merwe:

We have reviewed your response letter dated June 18, 2008 and have the following additional comments. In our comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comments, or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Company's Executive Compensation Program Objectives, page 18

1. We have considered your response to comment four in our letter dated May 13, 2008; however, it is unclear from your response whether the compensation committee uses the surveys for benchmarking purposes. Please consider our guidance on benchmarking in Question 118.05 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, and further explain to us whether you benchmark total compensation or any material element of compensation to the surveys. If so, you must identify the companies in the surveys. If you are unable to identify the companies, disclose this fact and explain why. Please confirm in your response letter that you will comply with our comment in future filings where the compensation committee uses the surveys to benchmark your named executive officers' compensation. See Regulation S-K Item 402(b)(2)(xiv).

Annual Incentive, page 21

2. We have considered your response to comment six in our letter dated May 13, 2008. Please provide a more comprehensive analysis as to why disclosure of each company-level performance target for the last fiscal year, including earnings per share, would cause you competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results will have been disclosed.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Collin Webster, Staff Attorney, at (202) 551-3522 or Kathleen Krebs at (202) 551-3350 with any questions.

Sincerely,

/s/Larry Spirgel
Assistant Director

cc: via facsimile (202-637-2201)
        Joel H. Trotter, Esq.
        Latham & Watkins LLP